JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson

RECEIVED SUPPL

2007 OCT -2 A 8:25

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

07027025

To: ... Editor

For immediate release

Not for release, publication or distribution, in Canada (other than the Province of Ontario), Japan, Malaysia or South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Jardine Matheson Announces Results of Tender Offers

19th September 2007 – Jardine Matheson Holdings Limited ('Jardine Matheson') today announced the results of the Tender Offers made to purchase shares in Jardine Strategic Holdings Limited ('Jardine Strategic') and to repurchase its own shares. The Tender Offers were announced on 15th August 2007 and closed on 18th September 2007.

Tender Offer to Purchase Shares In Jardine Strategic

Jardine Matheson has received valid tenders for 8,539,012 shares in Jardine Strategic under the Tender Offer ('JS Tender Offer') to purchase Jardine Strategic Shares.

In accordance with the terms of the JS Tender Offer, the Strike Price has been set at US$14.50 per Jardine Strategic Share. As the JS Tender Offer has not been fully subscribed, all valid Tenders have been accepted in full and will be purchased at the Strike Price. The total consideration payable under the JS Tender Offer is US$123.8 million.

The JS Tender Offer was made pursuant to the share repurchase authority approved by Jardine Strategic shareholders at the annual general meeting held in May 2007.

Tender Offer to Repurchase Jardine Matheson Shares

Jardine Matheson has received valid tenders for 338,581 Jardine Matheson Shares under the Tender Offer ('JM Tender Offer') to repurchase Jardine Matheson Shares.

In accordance with the terms of the JM Tender Offer, the Strike Price has been set at US$25.00 per Jardine Matheson Share. As the JM Tender Offer has not been fully subscribed, all valid Tenders have been accepted in full and will be repurchased at the Strike Price. The total consideration payable under the JM Tender Offer is US$8.5 million.

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

dlw 10/2

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong
Incorporated in Bermuda with limited liability

The JM Tender Offer was made pursuant to the share repurchase authority approved by Jardine Matheson shareholders at the annual general meeting held in May 2007.

Settlement

The total consideration payable by Jardine Matheson under both Tender Offers is approximately US$132.3 million. Payment will be sent on 25th September 2007 in respect of accepted Tenders in accordance with the terms of the Tender Offers. Balance share certificates in respect of partial Tenders will be despatched on 2nd October 2007.

The Jardine Matheson Group

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels, financial services and insurance broking.

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This announcement is not intended to and does not constitute an offer or invitation to purchase any securities pursuant to the Tender Offers or otherwise. The Tender Offers were made solely through the Tender Offer Documents, which contained the full terms and conditions of the Tender Offers.

The release, publication or distribution of this announcement is prohibited in Canada (other than the Province of Ontario), Japan, Malaysia or South Africa and the release, publication or distribution of this announcement in other jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any such jurisdiction should inform themselves about, and observe, any applicable requirements.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Nick Bradbury (852) 2501 7910

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.

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